Special shareholder meeting

The fund held a Special Meeting of Shareholders on September 30, 2016. The following proposal was considered by the shareholders:

Proposal: Approve an Agreement and Plan of Reorganization between John Hancock Core High Yield Fund and John Hancock Focused High Yield Fund.

FOR	AGAINST	ABSTAIN
24,195,683.962	1,167,095,645	1,036,315.627

As a result of the shareholders’ approval of the proposal, the reorganization occurred as of the close of business on October 28, 2016.